Contact

www.linkedin.com/in/lishii
(LinkedIn)

Top Skills

Online Product Launches

Product Strategy

Recruiting

Languages

Japanese (Elementary)

Honors-Awards

TechCrunch Pitch Competition
Winner 2012

World Passenger
Symposium(Barcelona) Innovation
Awards

Future Travel Experience Awards

Patents

Manage Airline Reservation Within
Electronic Message

SHI LI

Founder and CEO at AppMail
New York, New York, United States

Summary

As a founder, I am driven by a passion for technology and a commitment to entrepreneurship. With extensive experience in tech startups and a deep understanding of AI's transformative potential, I recently founded AppMail a new kind of ESP that is born with AI DNA. My goal is to empower entrepreneurs, especially those with limited marketing or technical expertise, with a sophisticated yet user-friendly AI-driven ESP with Autopilot. I believe in leveraging technology to simplify complex processes, enabling business owners to focus on their passion and grow their enterprises effectively.

I have also worked across continents and built and launched consumer and business-facing companies and products in the United States, Europe, Latin America, and Asia, collaborated with top tier brands including IAG(British Airways' parent company), AirAsia, LATAM, and Google etc. Through the journey, I have also built an investor and corporate community with like minds backing our vision and mission, raised venture and institutional funding from investors in the US, Israel, UK, including jetBlue Technology Ventures and ELAL Israel Airlines.

Experience

AppMail
Founder and CEO
March 2021 - Present (2 years 11 months)
NYC

Leading AppMail, I merge my expertise in tech startups with a vision to democratize content creation and sophisticated email marketing through generative AI. My passion lies in empowering small business owners with tools that intuitively understand and cater to their marketing needs. At AppMail, we're harnessing generative AI to break new ground in email marketing, offering a platform where creativity meets technology, empowering brands to reach their full potential with minimal effort.

As the founder of AppMail, my mission is to democratize marketing with the power of generative AI. We've crafted an ESP that's born with AI DNA, enables every entrepreneur, regardless of their marketing background, to create SMART campaigns with autopilot.

At AppMail, we are making the next-generation ESP, accessible to everyone.

SeatAssignMate
Founder and CEO
October 2015 - May 2020 (4 years 8 months)
Tel Aviv, Israel, New York

IATA award-winning startup, invested by ELAL Israel and jetBlue Tech Venture, changed many airlines on how they think about air retail and dynamic inventory marketing.

Raised venture and institutional funding from investors in US, Israel, UK.

Worked across continents, built and launched business to business and consumer-facing product

Collaborated and acquired top-tier brands in Europe, APAC and LATAM including IAG(British Airways' parent company) and Google etc.

Frequently presented at top industry event, awarded by top institutions

The Founder Institute
Founder
February 2012 - February 2014 (2 years 1 month)
Founder Institute

The Founder Institute is the World's Largest Startup Accelerator, with a mission to ''Globalize Silicon Valley'' and help founders build enduring technology companies.

NYU
Graduate Center Staff
January 2009 - January 2010 (1 year 1 month)
NYC

Applicants Evaluation

United Nations

Intern

November 2008 - December 2008 (2 months)

New Yrok

The United Nations Global Compact (UNGC) is a non-regulatory agreement among the world's nations from around the turn of the millennium, coinciding with other big issues such as the Kyoto Treaty and the World Business Council on Sustainable Development.

———

Education

New York University

MBA · (2008 - 2011)